

Mail Stop 3561

April 30, 2009

Via U.S. Mail

Andrew C. Levy
Chief Financial Officer and Managing Director - Planning
Allegiant Travel Company
8360 South Durango Drive
Las Vegas, Nevada 89113

> **Re:** **Allegiant Travel Company**
> **Amendment No. 2 to Form S-3**
> **Filed April 21, 2009**
> **File No. 333-153282**

Dear Mr. Levy:

We have reviewed your response to the comments in our letter dated September 24, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Exhibit 5.1

1. We note the first sentence of the second to last paragraph. Please revise the opinion to delete this qualification on jurisdiction.

2. We note your statement in the second to last paragraph that you do not express any opinion concerning any law other than corporate law provisions of the Nevada Revised Statutes. Please revise to state that your opinion is based on the laws of the State of Nevada.

3. We note your disclosure on page 14 of the Form S-3 that the indenture and the debt securities and guarantees will be construed in accordance with and governed by the laws of the State of New York. Please provide an opinion with respect to New York law.

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Robert B. Goldberg, Esq.
Ellis Funk, P.C.
Fax: (404) 233-2800